UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 01, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Results of meetings of certain Covered Bondholders dated 09 November 2015
Exhibit No. 2	Publication of Supplemental Trust Deed dated 09 November 2015
Exhibit No. 3	Publication of Final Terms dated 13 November 2015
Exhibit No. 4	Holdings in Company dated 20 November 2015
Exhibit No. 5	Barclays passes 2015 BoE stress test dated 01 December 2015
Exhibit No. 6	Total Voting Rights dated 01 December 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 01, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 01, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN, ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT (SEE "SOLICITATION AND DISTRUBUTION RESTRICTIONS" BELOW)

BARCLAYS BANK PLC

announces results of meetings of holders of
certain Covered Bonds

9 November 2015. On 16 October 2015, Barclays Bank PLC (the "Issuer") announced invitations to holders of its outstanding covered bonds ("Covered Bondholders") described in the table below (together the "Covered Bonds", and each series of the Covered Bonds a "Series") to consent to the documents relating to the relevant Covered Bonds (each such invitation a "Consent Solicitation"). Separate meetings of the Covered Bondholders of each Series (each a "Meeting") were held earlier today in connection with the Consent Solicitations, and the Issuer now announces the results of each Meeting.

The full terms and conditions of the Consent Solicitations were contained in the consent solicitation memorandum dated 16 October 2015 (the "Consent Solicitation Memorandum") prepared by the Issuer. Capitalised terms used in this announcement but not defined have the meanings given to them in the Consent Solicitation Memorandum.

Details of the Covered Bonds

	ISIN / Common Code	Outstanding principal amount
EUR 2,000,000,000 Series 2009-1 4.00 per cent. Covered Bonds due 2019 (the "Series 2009-1 Covered Bonds")	XS0456178580 / 045617858	EUR 1,996,700,0001
EUR 1,300,000,000 Series 2010-2 4.25 per cent. Covered Bonds due 2022 (the "Series 2010-2 Covered Bonds")	XS0491009659 / 049100965	EUR 1,273,500,0002
EUR 1,000,000,000 Series 2011-1 4.00 per cent. Covered Bonds due 2021 (the "Series 2011-1 Covered Bonds")	XS0576797947 / 057679794	EUR 1,000,000,000
EUR 1,500,000,000 Series 2011-2 3.625 per cent. Covered Bonds due 2016 (the "Series 2011-2 Covered Bonds")	XS0616754007 / 061675400	EUR 1,500,000,000
____________________________________________
1. This figure excludes the EUR 3,300,000 of the Series 2009-1 Covered Bonds held by the Issuer as at the date of this announcement. The Issuer did not attend and vote at the relevant Meeting in respect of such Series 2009-1 Covered Bonds.
2. This figure excludes the EUR 26,500,000 of the Series 2010-2 Covered Bonds held by the Issuer as at the date of this announcement. The Issuer did not attend and vote at the relevant Meeting in respect of such Series 2010-2 Covered Bonds.

Meetings of Covered Bondholders

The Meetings were held earlier today, and NOTICE IS HEREBY GIVEN to Covered Bondholders that:

(a)           at the Meeting in respect of the Series 2009-1 Covered Bonds, the necessary quorum was achieved (with 82.17 per cent. of the aggregate Principal Amount Outstanding of the outstanding Series 2009-1
                Covered Bonds being represented at the Meeting) and the relevant Extraordinary Resolution was duly passed (with 92.87 per cent. of votes being cast in favour of the relevant Extraordinary Resolution);

(b)           at the Meeting in respect of the Series 2010-2 Covered Bonds, the necessary quorum was achieved (with 80.11 per cent. of the aggregate Principal Amount Outstanding of the outstanding Series 2010-2
                Covered Bonds being represented at the Meeting) and the relevant Extraordinary Resolution was duly passed (with 93.11 per cent. of votes being cast in favour of the relevant Extraordinary Resolution);

(c)           at the Meeting in respect of the Series 2011-1 Covered Bonds, the necessary quorum was achieved (with 91.24 per cent. of the aggregate Principal Amount Outstanding of the outstanding Series 2011-1
                Covered Bonds being represented at the Meeting) and the relevant Extraordinary Resolution was duly passed (with 97.92 per cent. of votes being cast in favour of the relevant Extraordinary Resolution);

(d)           at the Meeting in respect of the Series 2011-2 Covered Bonds, the necessary quorum was achieved (with 75.86 per cent. of the aggregate Principal Amount Outstanding of the outstanding Series 2011-2
                Covered Bonds being represented at the Meeting) and the relevant Extraordinary Resolution was duly passed (with 92.46 per cent. of votes being cast in favour of the relevant Extraordinary Resolution); and

(e)           accordingly, the Amended and Restated Final Terms, the Supplemental Trust Deed and the Amended and Restated Swap Confirmation relating to each of the Series 2009-1 Covered Bonds, the Series 2010-2
               Covered Bonds, the Series 2011-1 Covered Bonds and the Series 2011-2 Covered Bonds have been executed by the parties thereto and the amendments to the Conditions of each such Series and the consequential modification of the Swap Agreement relating to each such Series have become effective.

Summary of Modifications to Conditions

The modification of the terms and conditions of each of the Series 2009-1 Covered Bonds, the Series 2010-2 Covered Bonds, the Series 2011-1 Covered Bonds and the Series 2011-2 Covered Bonds as approved in the Meetings for each such Series referred to above provides that, instead of being "hard bullet" Covered Bonds, such Covered Bonds will become "soft bullet" Covered Bonds with (i) an extended due for payment date being the date falling twelve (12) calendar months after the final maturity date of such Covered Bonds and (ii) interest payable in respect of the Series 2009-1 Covered Bonds, the Series 2010-2 Covered Bonds, the Series 2011-1 Covered Bonds and the Series 2011-2 Covered Bonds from (and including) the final maturity date in respect of such Covered Bonds to (but excluding) the extended due for payment date (or, if earlier, the date on which the relevant Series is redeemed in full) payable monthly in arrears and determined by reference to the sum of one-month EURIBOR and a margin, all as further specified in the applicable Amended and Restated Final Terms for such Covered Bonds.

Payment Date

Only Covered Bondholders from whom a valid Consent Instruction in favour of the relevant Extraordinary Resolution was received by the Tabulation Agent prior to the Early Instruction Deadline and which was not subsequently revoked are eligible to receive the Early Participation Fee.

The Payment Date for the Consent Solicitations in respect of the Series 2009-1 Covered Bonds, the Series 2010-2 Covered Bonds, the Series 2011-1 Covered Bonds and the Series 2011-2 Covered Bonds will be 12 November 2015, and payment of the Early Participation Fee will be made to relevant holders of such Covered Bonds on such date.

The above times and dates are subject to the right of the Issuer (subject to applicable law and the provisions of the trust deed constituting the Covered Bonds, and as provided in the Consent Solicitation Memorandum) to extend, waive any condition of, amend and/or terminate any Consent Solicitation (other than the terms of the relevant Extraordinary Resolution) as described in the Consent Solicitation Memorandum, and are based on the passing of each Extraordinary Resolution at the first Meeting for the relevant Series.

Covered Bondholders are advised to check with any bank, securities broker or other intermediary through which they hold their Covered Bonds when such intermediary would need to receive instructions from a Covered Bondholder in order for such Covered Bondholder to participate in, or (in the limited circumstances in which revocation is permitted) to validly revoke their instruction to participate in, the relevant Consent Solicitation(s) and/or the relevant Meeting(s) by the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission and (where permitted) revocation of Consent Instructions may be earlier than the relevant deadlines set out above.

Covered Bondholders are advised to read carefully the Consent Solicitation Memorandum for full details of, and information on the procedures for participating in, any Consent Solicitation.

Barclays Bank PLC, acting through its investment bank, is acting as the Solicitation Agent and Lucid Issuer Services Limited is acting as the Tabulation Agent.

Questions and requests for assistance in connection with the Consent Solicitations may be directed to the Solicitation Agent:

SOLICITATION AGENT
Barclays Bank PLC
5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Telephone: +44 203 134 8515 Attention: Liability Management Group Email: eu.lm@barclays.com
Questions and requests for assistance in connection with the delivery of Consent Instructions may be directed to the Tabulation Agent:

TABULATION AGENT
Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom
Telephone: +44 20 7704 0880
Attention: Victor Parzyjagla/Thomas Choquet
Email: barclays@lucid-is.com
DISCLAIMER This announcement must be read in conjunction with the Consent Solicitation Memorandum. The Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to any Consent Solicitation. If any Covered Bondholder is in any doubt as to the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Covered Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the relevant Consent Solicitation or otherwise participate at the relevant Meeting. None of the Issuer, Barclays Covered Bonds LLP (the "LLP"), the Solicitation Agent, the Tabulation Agent and Citicorp Trustee Company Limited (the "Trustee") expresses any opinion about the terms of any Consent Solicitation or Extraordinary Resolution or makes any recommendation whether Covered Bondholders should participate in the relevant Consent Solicitation(s) or otherwise participate at the Meeting(s) applicable to them.

SOLICITATION AND DISTRIBUTION RESTRICTIONS

Neither this announcement nor the Consent Solicitation Memorandum constitutes an invitation to participate in any Consent Solicitation in any jurisdiction in which, or to any person to whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws.  The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law.

Persons into whose possession this announcement and/or the Consent Solicitation Memorandum comes are required by each of the Issuer, the LLP, the Solicitation Agent and the Tabulation Agent to inform themselves about, and to observe, any such restrictions.

Nothing in this announcement or the Consent Solicitation Memorandum constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to sell any security in any jurisdiction and participation in any Consent Solicitation by a Covered Bondholder in any circumstances in which such participation is unlawful will not be accepted.

Exhibit No. 2
9 November 2015

Publication of Supplemental Trust Deed

The following supplemental trust deed (the "Supplemental Trust Deed") is available for viewing:

Supplemental Trust Deed in relation to Barclays Bank PLC's issue of (i) EUR 2,000,000,000 Series 2009-1 4.00 per cent. Covered Bonds due 2019, (ii) EUR 1,300,000,000 Series 2010-2 4.25 per cent. Covered Bonds due 2022, (iii) EUR 1,000,000,000 Series 2011-1 4.00 per cent. Covered Bonds due 2021 and (iv) EUR 1,500,000,000 Series 2011-2 3.625 per cent. Covered Bonds due 2016, in each case irrevocably and unconditionally guaranteed as to payment of principal and interest by Barclays Covered Bonds LLP under the EUR 35,000,000,000 Global Covered Bond Programme of Barclays Bank PLC

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0885F_-2015-11-9.pdf

A copy of the Supplemental Trust Deed will also be submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Supplemental Trust Deed available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Supplemental Trust Deed. In accessing the Supplemental Trust Deed, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Supplemental Trust Deed referred to above must be read in conjunction with the base prospectus dated 13 August 2014, as supplemented on 5 September 2014 and 2 January 2015, relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE SUPPLEMENTAL TRUST DEED MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER IN WHOLE OR IN PART. THE SUPPLEMENTAL TRUST DEED MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE SUPPLEMENTAL TRUST DEED IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY BONDS ISSUED OR TO BE ISSUED PURSUANT TO THE SUPPLEMENTAL TRUST DEED HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY BONDS ISSUED OR TO BE ISSUED PURSUANT TO THE SUPPLEMENTAL TRUST DEED MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Supplemental Trust Deed and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplemental Trust Deed and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplemental Trust Deed and/or the Prospectus is not addressed. Prior to relying on the information contained in the Supplemental Trust Deed and/or Prospectus you must ascertain from the Supplemental Trust Deed and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplemental Trust Deed or make an investment decision with respect to any bonds ("Bonds") issued or to be issued pursuant to the Supplemental Trust Deed, you must be a non-U.S. person (within the meaning of Regulation S under the Securities Act) outside the United States. By accessing the Supplemental Trust Deed, you shall be deemed to have represented that you are a non-U.S. person outside the United States, and that you consent to delivery of the Supplemental Trust Deed via electronic publication.

You are reminded that the Supplemental Trust Deed has been made available to you on the basis that you are a person into whose possession the Supplemental Trust Deed may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplemental Trust Deed to any other person.

The Supplemental Trust Deed does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the managers or any affiliate of the managers is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the managers or such affiliate on behalf of the relevant issuer in such jurisdiction. Under no circumstances shall the Supplemental Trust Deed constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Bonds issued or to be issued pursuant to the Supplemental Trust Deed in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Supplemental Trust Deed has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of them or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplemental Trust Deed made available to you in electronic format and the hard copy version available to you on request from the issuers.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 3

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of €1,250,000,000 2.625 per cent. Fixed Rate Subordinated Callable Notes due 2025 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6547F_-2015-11-13.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 4 August 2015 and the base prospectus supplement dated 30 October 2015,  relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached:	18 November 2015
6. Date on which issuer notified:	19 November 2015
7. Threshold(s) that is/are crossed or reached:	Below 7%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary (GB0031348658)	1,175,090,125	1,175,090,125			1,172,090,125		6.9829%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
n/a

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
n/a						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
1,172,090,125			6.9829%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Gina Martinez
15. Contact telephone number:	+213 615 0469

Schedule A

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	1,172,090,125	6.983%
Holdings by CG Management Companies and Funds:
• Capital Research and Management Company	1,172,090,125	6.983%
• EuroPacific Growth Fund

Exhibit No. 5

01 December 2015

Barclays PLC
Barclays Bank PLC

Barclays passes 2015 BoE stress test

Barclays PLC and Barclays Bank PLC ("Barclays") note the publication today of stress test outcomes for UK banks by the Bank of England ("BoE").  Under the BoE's assessment of the effects of the modelled adverse stress scenario, Barclays' minimum stressed Common Equity Tier 1 ("CET1") ratio over the period 2015-19 was 7.3% after the impact of strategic management actions.

The minimum stressed CET1 ratio before the impact of strategic management actions of 6.8% exceeded the 4.5% minimum threshold by a significant margin. Given the impact of strategic management actions, conversion of AT1 securities is not triggered in the stress scenario.

Barclays reported a 10.2% PRA Transitional CET1 ratio as at 31 December 2014, which was the starting point for the stress test modelling. This had increased to 11.1% as at 30 September 2015.  Barclays continues to target an end state fully loaded CET1 ratio of greater than 12%.

The minimum stressed Tier 1 leverage ratio was calculated at 3.3% after management actions and 3.2% before management actions, both above the 3.0% minimum threshold.   Barclays reported a 3.7% Tier 1 leverage ratio as at 31 December 2014, which was the starting point for the stress test modelling. This had increased to 4.2% as at 30 September 2015.

The full year results for 2015 and the Annual Report will be published on 1 March 2016.

The BoE stress test results for UK banks can be found on the BoE website at http://www.bankofengland.co.uk/financialstability/Pages/fpc/stresstest.aspx and Barclays' results are summarised below.

Summary stress test results

The following is extracted from the stress test results in relation to Barclays published today by the BoE:

Capital and Leverage ratios		Minimum Stressed Ratio	Minimum Stressed Ratio
	As at 31.12.14	before the impact of strategic management actions	after the impact of strategic management actions4	As at 30.09.15
PRA Transitional Common Equity Tier 11	10.2%	6.8%	7.3%	11.1%
PRA Transitional Tier 12,3	13.0%	9.0%	9.6%	14.2%
PRA Transitional Total Capital2,3	16.5%	12.2%	12.8%	17.7%
PRA Transitional CET1 capital (£bn)	41	31	32	42
Risk weighted assets (£bn)	402	453	444	382

Tier 1 leverage ratio	3.7%	3.2%	3.3%	4.2%
Total leverage exposure (£bn)	1,233	1,128	1,128	1,141

1 The transitional regulatory adjustment for unrealised gains is no longer applicable from 1 January 2015 resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2 The PRA transitional capital is based on guidance provided in policy statement PS 7/13 on strengthening capital standards published in December 2013.

3       As at 30 September 2015, Barclays' fully loaded Tier 1 capital was £47,859m, and the fully loaded Tier 1 ratio was 12.5%. Fully loaded total regulatory capital was £62,838m and the fully loaded total capital ratio was
         16.5%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

4 Given the impact of proactive strategic management actions, the AT1 securities do not trigger in the stress scenario.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words ''will'', ''may'', ''should'', ''continue'', ''believes'', ''expects'', ''intends'', ''anticipates'', "plans" or similar expressions that are predictive or indicative of future events identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, many of which are outside the control of Barclays and its Directors, that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. As such, forward-looking statements are no guarantee of future performance.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory environment, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Barclays does not undertake any obligation (except as required by requirements of the UK Listing Authority or any other legal or regulatory requirement) to revise or update any forward-looking statement contained in this document, regardless of whether that statement is affected as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per Share for the current or future years would necessarily match or exceed the historical published earnings per Share.

Exhibit No. 6

1 December 2015

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 November 2015, Barclays PLC's issued share capital consists of 16,797,423,509 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,797,423,509) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.